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                           January 4, 2023

       Massimo Barone
       Chief Executive Officer
       SmartCard Marketing Systems Inc.
       20C Trolley Square
       Wilmington, DE 19806

                                                        Re: SmartCard Marketing
Systems Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 27,
2022
                                                            File No. 333-268839

       Dear Massimo Barone:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed December 27, 2022

       Interim Unaudited Condensed Consolidated Financial Statements, page F-12

   1. We note that you have added disclosure to each page of your interim unaudited financial statement that these
are management numbers only and no review of these have been done by the independent
auditor. Interim financial statements may be unaudited, however, before filing, interim
financial statements must be reviewed by your independent public accountant using
applicable professional standards and procedures for conducting such reviews. Please arrange
to have your independent public accountant review your interim financial statements.
Refer to Rule 8.03 of Regulation S-X.
 Massimo Barone
FirstName
SmartCard LastNameMassimo    Barone
           Marketing Systems Inc.
Comapany
January    NameSmartCard Marketing Systems Inc.
        4, 2023
January
Page 2 4, 2023 Page 2
FirstName LastName
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Evan Costaldo, Esq.